Exhibit 99.(k)

Prudential Investments, LLC
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102

, 2015

The Board of Directors
The Target Portfolio Trust
Small Capitalization Value Fund
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102

Re:	Cap on Fund Expenses: Small Capitalization Value Portfolio

To the Board of Directors:

Effective              , 2015, Prudential Investments LLC (PI), as investment manager of Small Capitalization Value Portfolio, has contractually agreed to waive fees payable by The Target Portfolio Trust to PI by up to 1 basis point to the extent that the Fund’s net annual operating expenses and acquired fund fees and expenses (exclusive of taxes, interest, 12b-1 fees, and certain other expenses) exceed 0.68% of the Fund’s average daily net assets on an annualized basis through November 30, 2016.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC

By:
Name:	Scott E. Benjamin
Title:	Executive Vice President